Pricing supplement No. 588J

To prospectus dated October 10, 2006,

prospectus supplement dated November 13, 2006,

underlying supplement 17 dated August 11, 2008

and product supplement J dated June 27, 2008

Registration Statement No. 333-137902 Dated January 27, 2009; Rule 424(b)(2)

Deutsche Bank AG, London Branch

$1,028,000

Capped Buffered Underlying Securities (BUyS) Linked to the Russell 2000® Index due July 30, 2010

General

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Capped Buffered Underlying Securities (BUyS) Linked to the Russell 2000® Index due July 30, 2010 (the “BUyS”) are designed for investors who seek a return of 200.00% of the appreciation, if any, of the Russell 2000® Index (the “Index”) at maturity, up to an Index Return Cap (as defined below) of 19.00%. Investors should be willing to forgo coupon and dividend payments during the term of the BUyS and to lose up to 90.00% of their initial investment, subject to the credit of the Issuer, if the Index declines.

•	Senior unsecured obligations of Deutsche Bank AG due on July 30, 2010.
•	Denominations of $1,000 and minimum initial investments of $1,000.
•	The BUyS priced on January 27, 2009 and are expected to settle three business days later on January 30, 2009 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.

Rating:

Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of A+ to notes, such as the BUyS offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	Russell 2000® Index

Issue Price:	100% of the face amount.

Payment at Maturity:	•

If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 face amount of BUyS that provides you with a return on your investment equal to the Index Return, subject to the Index Return Cap, multiplied by the Participation Rate, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment at maturity per $1,000 face amount will be calculated as follows:

$1,000 + ($1,000 x Index Return x Participation Rate)

•	If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount.

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If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level, you will lose 1% of the face amount of your BUyS for every 1% that the Final Level declines from the Initial Level beyond the Buffer Level. Accordingly, if the Final Level declines from the Initial Level beyond the Buffer Level, your payment at maturity per $1,000 face amount will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Level)]

If the Final Level declines from the Initial Level by more than the Buffer Level, you could lose up to $900.00 per $1,000 face amount of BUyS.

Index Return:	Subject to the Index Return Cap, the Index Return, expressed as a percentage, will equal:

Final Level – Initial Level

Initial Level

Initial Level:	455.58, the Index closing level on the Trade Date.

Final Level:	The Index closing level on the Final Valuation Date.

Buffer Level:	10.00%

Participation Rate:	200.00% upside participation

Index Return Cap:	19.00%

Maximum Return:	38.00%

Trade Date:	January 27, 2009

Final Valuation Date:	July 27, 2010, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.

Maturity Date:	July 30, 2010, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.

Listing:	The BUyS will not be listed on any securities exchange.

CUSIP:	2515A0 YC 1

ISIN:	US2515A0YC16

†

A credit rating is not a recommendation to buy, sell, or hold the BUyS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$1,028,000.00	$6,812.50	$1,021,187.50
(1)

For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement. The BUyS will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 BUyS.

The BUyS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The BUyS are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$1,028,000.00	$40.40

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE BUYS

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these BUyS are a part, and the more detailed information contained in underlying supplement no. 17 dated August 11, 2008 and product supplement J dated June 27, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement J dated June 27, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

•	Underlying supplement 17 dated August 11, 2008

http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What is the Payment Amount on the BUyS at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity per BUyS face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and uses a Participation Rate of 200.00%, a Buffer Level of 10.00%, an Index Return Cap of 19.00%, a Maximum Return of 38.00% and an Initial Level of 455.58. The following results are based solely on the hypothetical example cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Percentage Change in Index	Index Return (%)	Payment at Maturity ($)	Return on BUyS (%)
911.16	100.00%	19.00%	$1,380.00	38.00%
797.27	75.00%	19.00%	$1,380.00	38.00%
683.37	50.00%	19.00%	$1,380.00	38.00%
637.81	40.00%	19.00%	$1,380.00	38.00%
569.48	25.00%	19.00%	$1,380.00	38.00%
542.14	19.00%	19.00%	$1,380.00	38.00%
501.14	10.00%	10.00%	$1,200.00	20.00%
464.69	2.00%	2.00%	$1,040.00	4.00%
460.14	1.00%	1.00%	$1,020.00	2.00%
455.58	0.00%	0.00%	$1,000.00	0.00%
451.02	-1.00%	-1.00%	$1,000.00	0.00%
446.47	-2.00%	-2.00%	$1,000.00	0.00%
410.02	-10.00%	-10.00%	$1,000.00	0.00%
387.24	-15.00%	-15.00%	$950.00	-5.00%
364.46	-20.00%	-20.00%	$900.00	-10.00%
318.91	-30.00%	-30.00%	$800.00	-20.00%
227.79	-50.00%	-50.00%	$600.00	-40.00%
113.90	-75.00%	-75.00%	$350.00	-65.00%
0.00	-100.00%	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 455.58 to the Final Level of 501.14. Because the Index percentage change of 10% is less than the Index Return Cap of 19.00%, the investor receives a payment at maturity of $1,200.00 per BUyS face amount calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 x 10.00% x 200.00%) = $1,200.00

Example 2: The level of the Index increases from the Initial Level of 455.58 to the Final Level of 569.48. Because the Index percentage change of 25% is greater than the Index Return Cap of 19.00%, the investor receives a payment at maturity of $1,380.00 per BUyS face amount, the maximum payment on the BUyS.

Payment at maturity = $1,000.00 + ($1,000.00 x 19.00% x 200.00%) = $1,380.00

Example 3: The level of the Index declines from the Initial Level of 455.58 to the Final Level of 446.47. Because the 2% decline in the Index from the Initial Level of 455.58 to the Final Level of 446.47 does not exceed the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000.00 per BUyS face amount.

Payment at maturity = $1,000.00

Example 4: The level of the Index declines from the Initial Level of 455.58 to the Final Level of 318.91. Because the 30% decline in the Index from the Initial Level of 455.58 to the Final Level of 318.91 exceeds the Buffer Level of 10.00%, the investor receives a payment at maturity of $800.00 per BUyS face amount calculated as follows:

Payment at maturity = $1,000.00 + [$1,000.00 x (-30.00% + 10.00%)] = $800.00

Example 5: The level of the Index declines from the Initial Level of 455.58 to the Final Level of 0. Because the decline in the Index from the Initial Level of 455.58 to the Final Level of 0 exceeds the Buffer Level of 10.00%, the investor receives a payment at maturity of $100.00 per BUyS face amount calculated as follows:

Payment at maturity = $1,000.00 + [$1,000.00 x (-100.00% + 10.00%)] = $100.00

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED – You will not benefit from any appreciation of the Index beyond the Index Return Cap of 19.00%, and therefore the maximum payment you can receive is $1,380.00 for each $1,000 face amount of BUyS. Because the BUyS are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the face amount of your BUyS is protected against a decline in the Final Level, as compared to the Initial Level, of up to the Buffer Level, subject to our ability to pay our obligations as they become due. If such decline is more than the Buffer Level of 10.00%, for every 1% decline beyond the Buffer Level, you will lose an amount equal to 1% of the face amount of your BUyS. For example, an Index Return of -20.00% will result in a 10% loss of your initial investment.

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RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX – The return on the BUyS is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – Russell 2000® Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the BUyS are uncertain, we believe it is reasonable to treat the BUyS as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your BUyS, other than pursuant to a sale or exchange, and your gain or loss on the BUyS should be long-term capital gain or loss if you hold the BUyS for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the BUyS, the timing and/or character of income on the BUyS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the BUyS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Index or in any of the components of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER LEVEL, SUBJECT TO OUR CREDITWORTHINESS – The BUyS do not guarantee any return of your initial investment in excess of $100.00 per $1,000 BUyS face amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the Buffer Level. Accordingly, you could lose up to $900.00 for each $1,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

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THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN – As a holder of the BUyS, you will not benefit from any appreciation of the Index beyond the Index Return Cap of 19.00%. Consequently, the BUyS are subject to a Maximum Return of 38.00% and your payment at maturity will be limited to a maximum payment of $1,380.00 for each $1,000 face amount of BUyS you hold, regardless of any further appreciation of the Index, which may be significant.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE BUYS ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE – While the payment at maturity described in this pricing supplement is based on the full face amount of your BUyS, the original issue price of the BUyS includes the agents’ commission and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Therefore, the market value of the BUyS on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the BUyS after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The BUyS are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your BUyS to maturity.

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THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY – The BUyS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the BUyS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS easily. Because other dealers are not likely to make a secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the BUyS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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THE BUYS ARE SUBJECT TO OUR CREDITWORTHINESS — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the BUyS. The payment at maturity on the BUyS is subject to our creditworthiness.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE BUYS ARE LINKED OR THE MARKET VALUE OF THE BUYS – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice.

Investors should make their own independent investigation of the merits of investing in the BUyS and the Index to which the BUyS are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE BUYS – We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS – In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the BUyS;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A BUYS ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the BUyS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the BUyS, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Index;

•	You are willing to invest in the BUyS based on the Participation Rate, Index Return Cap and Buffer Level;

•	You are willing to lose up to 90.00% of your initial investment, subject to our creditworthiness;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk; and

•	You do not seek current income from this investment.

The BUyS may not be suitable for you if:

•	You do not seek an investment with exposure to the Index;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You seek an investment that is protected against the loss of your initial investment beyond the Buffer Level;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 27, 1999 through January 27, 2009. The Index closing level on January 27, 2009 was 455.58. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment in excess of the Buffer Level.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the BUyS. DBSI will pay referral fees to other broker-dealers of 0.50% or $5.00 per $1,000 BUyS face amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 BUyS face amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the BUyS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the BUyS are to be issued more than three business days after the Trade Date.